Exhibit 99.1

REE Completes U.S. Certification of Full-by-Wire Vehicles and

Begins Customer Deliveries of its P7-C Electric Truck

●	REE’s P7-C is the first fully by-wire truck to achieve U.S. FMVSS and EPA certifications

●	Customer deliveries of demonstration trucks has begun

●	P7-C vehicles are eligible for US federal tax credit of up to $40,000 per vehicle and are expected to be eligible for over $100,000 of incentives per vehicle with additional state credits

TEL AVIV (Jan. 11, 2024) – GlobeNewswire – REE Automotive Ltd. (Nasdaq: REE) (“REE” or the “Company”), an automotive technology company and provider of full by-wire electric trucks and platforms, today announced that it has begun customer deliveries of its P7-C electric chassis cab following Federal Motor Vehicle Safety Standards (FMVSS) and Environmental Protection Agency (EPA) certification, making it the first to certify a fully x-by-wire vehicle.

REE is the first to certify a fully steer-by-wire, brake-by-wire and drive-by-wire vehicle. The Powered by REE™ P7-C medium duty electric commercial truck has met the FMVSS requirements and has achieved EPA approval.

REE has initiated customer deliveries of the first batch of P7-C demonstration trucks for multiple fleets evaluations in North America via its fast-growing Authorized Dealer Network. Pritchard EV, a leading dealer in the U.S., is the first to receive the P7-C demonstration truck for a roadshow with its large fleet customers. Additional REE authorized dealers and leading fleets are expected to receive additional P7-C demonstration units in the coming weeks.

REE’s P7-C is eligible for the U.S. federal Internal Revenue Service (IRS) Commercial Clean Vehicle Tax Credit (Internal Revenue Code 45W), which allows customers to receive a tax credit of up to $40,000 per vehicle. The Company is also in the process of initiating eligibility for various state incentives, which could bring the total incentive to over $100,000 per vehicle, depending on the customer’s location.

“I believe our REEcorner is a true gamechanger, allowing us to build electric trucks that fleets will want to buy, and drivers will love to drive as we continue to see a strong demand for our work trucks,” said Daniel Barel, CEO and co-founder of REE Automotive. “I am incredibly proud of the team at REE for completing certification of the automotive industry’s first ever fully x-by-wire vehicle. Our customers have been eagerly waiting for our vehicles to be ready to deliver and now our first demo trucks are on their way to dealerships for customer evaluations.”

Benefits of REE’s proprietary REEcorner™ and x-by-wire technology can enable:

-	Superior maneuverability and volumetric efficiency

-	Enhanced safety with fail operational design via redundancies in hardware and software

-	Improved ergonomics with low step-in height and driver-centric cabin

-	Improved serviceability

-	More efficient maintenance and lower spare part inventory management

-	Improved residual value

-	Future-proofed, autonomous-ready and OTA upgrade capable

-	Modular design and quick time to market

-	Optimal energy efficiency

“Achieving this certification milestone is a testament to REE’s dedicated team and our determination to bring this technology to market safely,” said Richard Colley, REE’s VP of Government and Regulatory Affairs. “The federal and state incentives that the P7-C will be eligible for will help accelerate fleet electrification in the US, helping to improve public health and meet ambitious climate goals.”

To learn more about REE Automotive’s patented technology and unique value proposition that position the Company to break new ground in e-mobility, visit www.ree.auto.

Media Contact

Malory Van Guilder

Skyya PR for REE Automotive

+1 651-335-0585

ree@skyya.com

Investor Contact

Kamal Hamid

VP Investor Relations | REE Automotive

+1 303-670-7756

investors@ree.auto

About REE

REE Automotive (Nasdaq: REE) is an automotive technology company that allows companies to build electric vehicles of various shapes and sizes on their modular platforms. With complete design freedom, vehicles Powered by REE™ are equipped with the revolutionary REEcorner™, which packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel. As the first company to certify a fully by-wire vehicle in the US, REE’s proprietary by-wire technology for drive, steer and brake control eliminates the need for mechanical connection. Using four identical REEcorners™ enables REE to make the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE platforms are future proofed, autonomous capable, offer a low TCO, and drastically reduce the time to market for fleets looking to electrify. To learn more visit www.ree.auto.

Forward Looking Statements

This communication includes certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. For example, REE is using forward looking statements when it discusses that authorized dealers and leading fleets are expected to receive additional P7-C demonstration units in the coming weeks, the potential tax credits and incentives available for the P7-C, the potential benefits of its proprietary REEcorner™ and x-by-wire technology and that the federal and state incentives that the P7-C will be eligible for will help accelerate fleet electrification in the U.S., helping to improve public health and meet ambitious climate goals. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this communication may include, among other things, statements about REE’s strategic and business plans, technology, relationships and objectives, including its ability to meet certification requirements, the impact of trends on and interest in our business, or product, intellectual property, REE’s expectation for growth, and its future results, operations and financial performance and condition.

These forward-looking statements are based on REE’s current expectations and assumptions about future events and are based on currently available information as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.

Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: REE’s ability to commercialize its strategic plan, including its plan to successfully evaluate, obtain regulatory approval, produce and market its P7 lineup; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with building out of REE’s supply chain; risks associated with plans for REE’s initial commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; risks associated with data security breach, failure of information security systems and privacy concerns; risks related to lack of compliance with Nasdaq’s minimum bid price requirement; future sales of our securities by existing material shareholders or by us could cause the market price for the Class A Ordinary Shares to decline; potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the COVID-19 pandemic, interest rate changes, the ongoing conflict between Ukraine and Russia and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions, including macroeconomic and geopolitical uncertainty; the global economic environment, the general market, political and economic conditions in the countries in which we operate; the ongoing military conflict in Israel; fluctuations in interest rates and foreign exchange rates; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2023 and in subsequent filings with the SEC.

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